Filed by Symbol Technologies, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                      Subject Company:  The Telxon Corporation
                                                 Commission File No. 000-11402


           THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY SYMBOL

                    TECHNOLOGIES, INC. ON OCTOBER 12, 2000.





SYMBOL TECHNOLOGIES' ACQUISITION OF TELXON TO PROCEED: ANTITRUST WAITING

PERIOD HAS EXPIRED.

               ------------------------------------------------

HOLTSVILLE, N.Y., Oct. 12, 2000--Symbol Technologies, Inc. (NYSE: SBL)

announced today that the waiting period under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976 has expired for Symbol's proposed acquisition of

Telxon Corporation (NASDAQ: TLXN).  No further U.S. antitrust clearance is necessary for completion of the acquisition, which is currently expected to be completed on November 30, 2000, subject to approval by Telxon's shareholders and customary closing conditions.



Under the terms of a definitive merger agreement announced on July 26, 2000,

Telxon shareholders will receive 0.50 of a Symbol share for each Telxon share.  The combined company will be a global leader in wireless handheld computing systems across many industries and vertical applications.

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          Symbol Technologies, Inc., winner of this year's National Medal of

Technology, is a global leader in mobile data transaction systems, providing innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computing and bar-code data capture.  Symbol's Wireless Information Appliances connect the physical world of people on the move, packages, paper and shipping pallets, to information systems and the Internet. Today, some 10 million Symbol bar-code scanners,

mobile computers and wireless LANs are utilized worldwide in markets ranging from retailing to transportation and distribution logistics, manufacturing,

parcel and postal delivery, government, healthcare and education. Symbol's systems and products are used to increase productivity from the factory floor to the retail store, to the enterprise and out to the home.  Information about Symbol is available at www.symbol.com and 1-800-722-6234.



                    *     *    *    *    *    *



          The proposed transaction will be submitted to Telxon's stockholders for their consideration. Such stockholders should read the proxy statement/prospectus concerning the transaction that will be filed with the

Securities and Exchange Commission and mailed to stockholders. The proxy statement/prospectus will contain important information that Telxon's stockholders should consider before making any decision regarding the proposed transaction. Such stockholders will be able to obtain the proxy statement/prospectus, as well as other filings containing information about

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

Symbol and Telxon, without charge, at the SEC's Internet site

(http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy

statement/prospectus will be obtainable, without charge, from Symbol and

Telxon.



          Symbol and certain other persons named below may be deemed to be participants in the solicitation of proxies of Telxon's stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Telxon and executive officers of

Symbol as listed in Symbol's proxy statement for its 2000 annual meeting which may be obtained without charge, at the SEC's internet site

(http://www.sec.gov).



          As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Symbol's common shares or 5% of Telxon's common shares. Except as disclosed above, to the knowledge of Symbol none of the directors or executive officers of Symbol or Telxon has any interest, direct or indirect, by security holdings or otherwise in Symbol or Telxon.









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